Exhibit 99.1

Ad hoc release

Ad-hoc Release pursuant to Art. 17 MAR

Biofrontera AG decides to delist ADS from Nasdaq to reduce complexity and costs

Leverkusen, Germany, February 14, 2022 – Biofrontera AG (the “Company”) (Nasdaq: BFRA; Frankfurt Stock Exchange: B8F), an international biopharmaceutical company, decided today its American Depositary Shares (“ADS”) should be delisted from the Nasdaq Capital Market (“Nasdaq”) and its reporting obligations with the Securities and Exchange Commission (“SEC”) should be deregistered and terminated. The main purpose of the delisting is to reduce complexity in financial reporting and administrative costs.

Biofrontera AG intends to maintain an amended ADS program on a Level I basis, which will allow investors to continue to hold their securities in the form of ADSs and trade the ADS on the U.S. over-the-counter (OTC) market. The ADSs will automatically transition to the new ADS program in connection with the delisting and will be traded under a new ticker to be designated.

Biofrontera AG’s ordinary shares will continue to trade in the Prime Standard at the Deutsche Börse under the symbol B8F. Holders of ADSs may choose to exchange their ADSs to holding ordinary shares listed on the Deutsche Börse.

Further details regarding the procedures will be announced later. The Company plans to submit a Form 25 relating to its ADSs on Nasdaq to the SEC on or about February 24, 2022 to initiate the delisting and expects the delisting to be become effective not less than ten days later.

Biofrontera AG, Hemmelrather Weg 201, 51377 Leverkusen

ISIN: DE0006046113

WKN: 604611

Contact: Biofrontera AG

Tel.: +49 (0214) 87 63 2 0, Fax.: +49 (0214) 87 63 290

E-mail: ir@biofrontera.com

Forward-Looking Statements: Certain statements in this press release are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995 regarding the public offering and the intended use of proceeds from the offering.

These statements may be identified by the use of forward-looking words such as “anticipate,” “believe,” “forecast,” “estimate” and “intend,” among others. Such forward-looking statements are based on the currently held beliefs and assumptions of the management of Biofrontera AG, which are expressed in good faith and, in their opinion, reasonable. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, financial condition, performance, or achievements of the Company, or industry results, to differ materially from the results, financial condition, performance or achievements expressed or implied by such forward-looking statements. These risks, uncertainties and other factors are set forth in the Registration Statement on Form F-1 filed with the SEC, including in the section “Risk Factors,” and in future reports filed with the SEC. Given these risks, uncertainties and other factors, prospective investors are cautioned not to place undue reliance on these forward-looking statements. The Company does not undertake an obligation to update or revise any forward-looking statement.